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March 15, 2003



Mark A. Wilkerson
Senior Vice President and Chief Marketing Officer
Columbus Life Insurance Company
400 East Fourth Street
Cincinnati, Ohio 45202

Dear Mr. Wilkerson:

As you know, we have entered into a participation agreement among The Universal Institutional Funds, Inc. (the "Fund"), Morgan Stanley & Co. Incorporated, Morgan Stanley Investment Management Inc. and Columbus Life Insurance Company (the "Company"), dated March 15, 2003, as may be amended from time to time (the "Participation Agreement"), providing for the purchase by the Company of shares of certain series of the Fund ("Portfolios") on behalf of its separate account(s) to fund certain variable life and annuity contracts ("Contracts"), each as specified in the Participation Agreement.

As consideration for various fund-related administrative services that the Company will provide in connection with the issuance of the Contracts ("Administrative Services"), we will pay to the Company, during the term of the Participation Agreement, an annual fee of 0.20% of the average daily net assets invested in Class II Shares of the then offered Portfolios under the Contracts identified in the Participation Agreement (excluding all assets invested during the guarantee (free look) periods available under the Contracts). We acknowledge that the Administrative Services to be provided by the Company (such as shareholder communication, record keeping and postage expenses) are ones for which we, or our affiliates, as investment adviser and administrator to the Fund, would otherwise bear the cost directly.

Payment will be made on a quarterly basis during the month following the end of each calendar quarter and shall be prorated for any portion of such period during which this letter agreement is in effect for less than the full quarter. The fee will be calculated based on the average daily net assets invested in Class II Shares of the applicable Portfolio(s) under the Contracts over a calendar quarter (which shall be computed by totaling daily balances during the quarter and dividing such total by the actual days in the quarter).

Mark A. Wilkerson
Columbus Life Insurance Company
March 15, 2003
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The Company represents and agrees that it will maintain and preserve all records as required by law to be maintained and preserved in connection with providing the Administrative Services, and will otherwise comply with all laws, rules and regulations applicable to such services. The Company further agrees to provide copies of any such records maintained and preserved, as reasonably requested by us or our representatives, to enable us or the Fund to monitor and review the Administrative Services provided by the Company, or comply with any request of the Board of the Fund, or a governmental body or a self-regulatory organization.

This letter agreement may be amended only upon mutual consent of the parties hereto in writing and will terminate: (i) upon mutual agreement of the parties hereto, (ii) upon thirty (30) days advance written notice by either party delivered to the other party, or (iii) automatically upon the termination of the Participation Agreement.

If you agree to the foregoing, please sign the enclosed copies of this letter and return them to Stefanie Chang Yu at Morgan Stanley Investment Management Inc., 1221 Avenue of the Americas, New York, New York 10020.

Sincerely,

Morgan Stanley Investment Management Inc.

By:
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Name:
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Title:
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AGREED and ACCEPTED:

Columbus Life Insurance Company

By:
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Name:
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Title:
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